Exhibit 12(d)

Entergy Mississippi, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	2008	2009	2010	2011	2012

Fixed charges, as defined:
Total Interest	$46,888	$51,282	$55,774	$52,273	$57,345
Interest applicable to rentals	1,638	1,959	1,921	1,731	1,637

Total fixed charges, as defined	$48,526	$53,241	$57,695	$54,004	$58,982

Preferred dividends, as defined (a)	4,402	4,370	3,435	4,580	4,580

Combined fixed charges and preferred dividends, as defined	$52,928	$57,611	$61,130	$58,584	$63,562

Earnings as defined:

Net Income	$59,710	$79,367	$85,377	$108,729	$46,768
Add:
Provision for income taxes:
Total income taxes	33,240	43,395	50,111	28,801	58,679
Fixed charges as above	48,526	53,241	57,695	54,004	58,982

Total earnings, as defined	$141,476	$176,003	$193,183	$191,534	$164,429

Ratio of earnings to fixed charges, as defined	2.92	3.31	3.35	3.55	2.79

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	2.67	3.06	3.16	3.27	2.59

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.